CERTIFICATE OF AMENDMENT TO
CERTIFICATE OF INCORPORATION OF
AMERICAN CARESOURCE HOLDINGS, INC.
American CareSource Holdings, Inc., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware, does hereby certify:
FIRST: That, by unanimous written consent in lieu of a meeting of the Board of Directors (the “Board”) of American CareSource Holdings, Inc. (the “Corporation”), resolutions were duly adopted setting forth a proposed amendment to the Certificate of Incorporation of the Corporation approving of a reverse stock split on a 1 for 2, 1 for 2.5, 1 for 3, 1 for 3.5 or 1 for 4 basis, as determined at the sole discretion of the Board (the “Reverse Split”), and, declaring said amendment (hereinafter the “Amendment”), to be advisable and calling for a meeting of the stockholders of the Corporation for consideration thereof. The resolution setting forth the proposed Amendment is substantially as follows:
RESOLVED, that the Certificate of Incorporation of the Corporation be amended by amending and restating Article FOURTH thereof relating to the authorized shares of the Corporation, so that, as amended, said Article FOURTH shall be and read in its entirety, as follows:

ARTICLE FOURTH
CAPITAL STOCK
On September 4, 2012, at 9:30 a.m. Eastern Daylight Time (the “Effective Time”), each three (3) shares of outstanding common stock, par value $0.01 per share (for purposes of this Article FOURTH “Old Common Stock”), of the Corporation issued and outstanding immediately prior to the Effective Time shall be, without any action of the holder thereof, automatically combined into one (1) validly issued, fully paid and non-assessable share of common stock, par value $0.01 per share (for purposes of this Article FOURTH, the “New Common Stock”) of the Corporation; such combination hereinafter referred to as the “Reverse Split.” Each stock certificate that, immediately prior to the Effective Time, represented shares of Old Common Stock shall, from and after the Effective Time, automatically and without the necessity of presenting the same for exchange, represent that number of whole shares of New Common Stock into which the shares of Old Common Stock represented by such certificate shall have been combined. No fractional shares of Common Stock will be issued as a result of the Reverse Split. In the event the Reverse Split leaves a stockholder with a fraction of a share, the stockholder would receive cash in lieu of such fractional share in an amount equal to the product obtained by multiplying (i) the closing sale price of the Corporation’s Old Common Stock on the business day immediately preceding the Effective Time as reported on the The Nasdaq Capital Market® by (ii) the number of shares of Old Common Stock held by the stockholder that would otherwise have been exchanged for the fractional share interest. For example, if the Reverse Split leaves an individual stockholder with one and one half shares, the stockholder would be issued, post Reverse Split, one whole share, and would receive cash in lieu of the remaining half share.
(a) The total authorized capital stock of the Company shall be 50,000,000 shares, consisting of 40,000,000 shares of Common Stock and 10,000,000 shares of Preferred Stock which may be issued in one or more classes or series. The shares of Common Stock shall constitute a single class and shall be with $0.01 par value. The shares of Preferred Stock of each class or series shall be with $0.01 par value.
(b) Each holder of Common Stock, shall be entitled to one vote for each share of Common Stock held of record by such holder on all matters on which stockholders generally are entitled to vote; provided, however, that, except as otherwise required by law, holders of Common Stock, shall not be entitled to vote on any amendment to this Certificate of Incorporation (including any Certificate of Designations relating to any series of Preferred Stock) that relates solely to the terms of one or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to this Certificate of Incorporation (including any Certificate of Designations relating to any series of Preferred Stock) or pursuant to the GCL.

In a Certificate of Designation authorizing any class or series of Preferred Stock, the Board of Directors is expressly authorized to determine:
(1) The distinctive designation of the class or series and the number of shares which will constitute the class or series, which number may be increased or decreased (but not below the number of shares then outstanding in that class or above the total shares authorized herein) from time to time by action of the Board of Directors;
(2) The dividend rate on the shares of the class or series, whether dividends will be cumulative, and, if so, from what date or dates;
(3) The price or prices at which, and the terms and conditions on which, the shares of the class or series may be redeemed at the option of the Company;
(4) Whether or not the shares of the class or series will be entitled to the benefit of a retirement or sinking fund to be applied to the purchase or redemption of such shares and, if so entitled, the amount of such fund and the terms and provisions relative to the operation thereof;
(5) Whether or not the shares of the class or series will be convertible into, or exchangeable for, any other shares of stock of the Company or other securities, and if so convertible or exchangeable, the conversion price or prices, or the rates of exchange, and any adjustments thereof, at which such conversion or exchange may be made, and any other terms and conditions of such conversion or exchange;
(6) The rights of the shares of the class or series in the event of voluntary or involuntary liquidation, dissolution or winding up of the Company;
(7) Whether or not the shares of the class or series will have priority over, parity with, or be junior to the shares of any other class or series in any respect, whether or not the shares of the class or series will be entitled to the benefit of limitations restricting the issuance of shares of any other class or series having priority over or on parity with the shares of such class or series and whether or not the shares of the class or series are entitled to restrictions on the payment of dividends on, the making of other distributions in respect of, and the purchase or redemption of shares of any other class or series of Preferred Stock or Common Stock ranking junior to the shares of the class or series;
(8) Whether the class or series will have voting rights, in addition to any voting rights provided by law, and if so, the terms of such voting rights; and
(9) Any other preferences, qualifications, privileges, options and other relative or special rights and limitations of that class or series.”

SECOND: That thereafter, pursuant to resolution of its Board of Directors, an annual meeting of the holders of Common Stock of the Corporation was duly called and held upon notice in accordance with section 222 of the General Corporation Law of the State of Delaware, pursuant to which a majority of each class of stockholders voted in favor of the Amendment.
THIRD: That said Amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.
IN WITNESS WHEREOF, the undersigned has executed this Certificate of Amendment to the Certificate of Incorporation of American CareSource Holdings, Inc. as of August 31, 2012.
AMERICAN CARESOURCE HOLDINGS, INC.
By: /s/ Kenn S. George
Name: Kenn S. George
Title: Chief Executive Officer and Chairman of the Board of Directors